December 30, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

RE:	Repligen Corporation
Form 10-K for year ended December 31, 2013
Filed March 14, 2014
File No. 000-14656

Ladies and Gentlemen:

Repligen Corporation (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated December 23, 2014 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. The Company respectfully requests an extension of an additional ten (10) business days until January 23, 2015 to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the necessary response. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than January 23, 2015. Should you have any questions regarding the request made herein, please do not hesitate to contact me at (781) 419-1862. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Jon Snodgres
Jon Snodgres Chief Financial Officer

cc:	Arthur R. McGivern – Goodwin Procter LLP